[Reference Translation]

November 26, 2014

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Hiroshi Nishida, Project General Manager,

Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning Company Split (Simplified Absorption-type Company Split) of

Toyota Technical Development Corporation, a Wholly-owned Subsidiary of

Toyota Motor Corporation

We hereby inform you that Toyota Motor Corporation (“TMC”) and Toyota Technical Development Corporation (“TTDC”), a consolidated subsidiary of TMC, resolved at their respective meetings of the board of directors held on November 26, 2014, to conduct a company split (simplified absorption-type company split (kan-i kyushu bunkatsu)) through which TMC will assume TTDC’s vehicle development business, effective January 1, 2016, as follows.

Because the company split is a simplified absorption-type company split through which TMC will assume certain operations of a wholly-owned subsidiary, the disclosure of certain information has been omitted. With respect to information that cannot be disclosed at this time, additional disclosure will be made as appropriate.

1.	Purpose of the Company Split

TMC established TTDC (the trade name changed from Toyota Techno Service Corporation to Toyota Technical Development Corporation on April 1, 2006) in June 1982. In order to strengthen true competitiveness required for sustainable growth going forward, we determined the need to enhance our technological development capabilities by unifying our vehicle development businesses and consolidating our vehicle development operations within TMC, and the need to effectively utilize the management resources of both companies. Accordingly, TMC decided to implement the company split.

2.	Summary of the Company Split

(1)	Schedule of the Company Split

Meetings of the board of directors of TMC and TTDC to resolve the company split	November 26, 2014
Execution of the company split agreement	Around Fall 2015 (scheduled)
Scheduled date of the company split (effective date)	January 1, 2016 (scheduled)

(Note) Because the company split qualifies as a simplified absorption-type company split as defined in Article 796, Paragraph 3 of the Companies Act of Japan, TMC will implement the company split without obtaining approval for the company split agreement (the “Company Split Agreement”) at its ordinary general shareholders’ meeting.

(2)	Form of Company Split

Simplified absorption-type company split through which TTDC, the splitting company, will transfer its vehicle development business to TMC, the successor company.

(3)	Allocation of Shares in the Company Split

To be announced, as details have not been determined at this time.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights

TTDC has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Increase or Decrease of Capital through the Company Split

The company split will not result in any change in the capital of TMC.

(6)	Rights and Obligations to be Assumed by the Successor Company

TMC will assume TTDC’s assets and liabilities relating to the vehicle development business as of the effective date, and the rights and obligations relating thereto, as set forth in the Company Split Agreement.

(7)	Anticipated Performance of Obligations

TMC believes that there will be no issues with respect to the anticipated performance of obligations to be assumed by TMC following the effective date of the company split.

3.	Outline of Parties to the Company Split

(as of September 30, 2014)

(1)	Trade Name	Toyota Motor Corporation (successor company)	Toyota Technical Development Corporation (splitting company)

(2)	Address of Head Office	1 Toyota-cho, Toyota City, Aichi Prefecture	1-21 Imae, Hanamoto-cho, Toyota City, Aichi Prefecture

(3)	Name and Title of Representative	Akio Toyoda, President	Takeshi Yoshida, President

(4)	Description of Business	Motor vehicle production and sales

Vehicle development, CAE, electronic systems development, information system development required for vehicle development, performance evaluation, material engineering, measuring instrument development, facilities development, facility maintenance, production engineering, information analysis, engineering information management and engineer training

(5)	Capital	397,049 million yen		550 million yen

(6)	Establishment	August 27, 1937		June 1, 1982 (the trade name changed from Toyota Techno Service Corporation to Toyota Technical Development Corporation on April 1, 2006)

(7)	Number of Shares Issued	3,417,997,492 shares		200,000 shares

(8)	Fiscal Year-End	March 31		March 31

(9)	Major Shareholders and Percentage of Shareholding	Japan Trustee Services Bank, Ltd.	9.99%	Toyota Motor Corporation	100%
		Toyota Industries Corporation	6.57%
		The Master Trust Bank of Japan, Ltd.	5.29%
		State Street Bank and Trust Company (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Division)	3.73%
		Nippon Life Insurance Company	3.39%

(10)	Financial Condition and Results of Operations for the Most Recent Fiscal Year (Fiscal year ended March 31, 2014)	Toyota Motor Corporation (Consolidated, U.S. GAAP)		Toyota Technical Development Corporation (Unconsolidated, Japan GAAP)
	Net assets	15,218,987 million yen		9,203 million yen
	Total assets	41,437,473 million yen		32,529 million yen
	Net assets per share	4,564.74 yen		46,017.01 yen
	Net revenues	25,691,911 million yen		67,455 million yen
	Operating income	2,292,112 million yen		3,480 million yen
	Ordinary income	—		3,538 million yen
	Net income	1,823,119 million yen		1,971 million yen
	Net income per share	575.30 yen		9,857.31 yen

(Note 1)    TMC holds 245,245,745 shares (7.18%) of its common stock as of September 30, 2014.

(Note 2)    TMC repurchased 11,308,400 shares of its common stock through market purchases between October 1, 2014 and October 17, 2014. In addition, TMC plans to repurchase up to 20 million shares at a total purchase price of up to 120.0 billion yen through market purchases between November 10, 2014 and December 22, 2014.

(Note 3)    TMC prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Because there is no line item for “Net assets per share” under U.S. GAAP, the above figure represents “Shareholders’ equity per share”.

(Note 4)    TMC prepares its consolidated financial statements in accordance with U.S. GAAP. Because there is no line item for “Ordinary income” under U.S. GAAP, such information has been omitted from the above table.

4.	Outline of Business to be Assumed

(1)	Description of Business to be Assumed

Vehicle development, CAE, electronic systems development, information system development required for vehicle development, performance evaluation, material engineering, facility maintenance, production engineering, engineering information management and engineer training.

(2)	Results of Operations of Business to be Assumed

To be announced, as details have not been determined at this time.

(3)	Items and Value of Assets and Liabilities to be Assumed

To be announced, as details have not been determined at this time.

5.	Status of TMC following the Company Split

The company split will not result in any changes in the trade name, address, name and title of representative, business activities, capital or fiscal period of TMC.

6.	Outlook

The company split will not have any material impact on TMC’s consolidated or unconsolidated results of operations.

(Reference)	Forecast of Consolidated Results of Operations for Fiscal 2015 (as announced on November 5, 2014) and Consolidated Results of Operations for Fiscal 2014

	(millions of yen)

	Net revenues (consolidated)	Operating income (consolidated)	Ordinary income (consolidated)	Net income attributable to Toyota Motor Corporation (consolidated)
Forecasts for Fiscal 2015 (fiscal year ending March 31, 2015)	26,500,000	2,500,000	—	2,000,000

Results of Operations for Fiscal 2014 (fiscal year ended March 31, 2014)	25,691,911	2,292,112	—	1,823,119

(Note) TMC prepares its consolidated financial statements in accordance with U.S. GAAP. Because there is no line item for “Ordinary income” under U.S. GAAP, such information has been omitted from the above table.